Ph 713-547-8900	Vanderkam & Associates 406 McGowen Street Houston, Texas 77006 E-mail hpv@v-slaw.com September 28, 2010	Fax 713-547-8905

Sebastian Gomez Abero, Esq.

Division of Corporate Finance

United States Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Nerium Biotechnology, Inc. (Nerium)

Form 20-F, Pre-effective Amendment No. 1

Registration No. 000-54051

Dear Mr. Abero:

We are in receipt of your letter of August 25, 2010 to the afore-referenced Registrant. Our responses correspond to the numbers on your letter of that date.

1.
Nerium is a foreign private issuer because more than 50% of its outstanding voting securities are directly or indirectly held of record by non-US persons, and 50% of the company’s executive officers and directors are non-US citizens or residents. In addition, a majority of the company’s assets are located outside of the United States.

2.	Comment 2 is noted and received for information.

3.	Comment 3 is noted and received for information.

4.	The addresses have been added on page 5.

5.
The financial table has been revised to include the most recent five year period. Comparative data has been provided for the June 30, 2010 interim period and it has been marked as unaudited. The line item, “Loss from Operations” has also been added.

6.	The additional Risk Factor re going concern has been added on page 6.

7.	The modifying language has been added to the second Risk Factor listed on page 6.

8.	The requested additions have been made to the third Risk Factor listed on page 6, and continues on pages 7 and 8.

9.	The language that the Company is not aware of any reports of life threatening side effects associated with the use of Anvirzel has been added to the first listed Risk Factor on page 9.

10.	The heading of the second listed Risk Factor on page 9 has been modified to conform to your comment.

11.	The third listed Risk Factor on page 9 has been modified and expanded in response to your comment.

12.	The fifth (or second to last) Risk Factor on page 9 has been expanded to include the Company’s competitor in this area and its current state of development.

13.	The second listed Risk factor on page 10 has been expanded to disclose the estimated amount of capital that the Company will need over the next twelve months to implement its business plan.

14.	The Intellectual Property footnote (fourth Risk Factor on page 11) has been expanded to address your comments. The “There has not been any suit…” language is at the end of the Risk Factor on page 12.

15.	The words “…no licensing agreements have been entered to date” have been added to the fourth Risk Factor listed on page 11.

16.	The first Risk Factor on page 13 has been expanded and a reference to a previous Risk Factor denoted of the rules for the individual use importation.

17.	The requested language has been added to the last paragraph under General Development of the Company’s Business, General, on page 15.

18.	The requested language has been added to the end of the first paragraph under General Development of the Company’s Business, General, on page 14.

19.	The requested disclosure has been added as the second paragraph under General Development of the Company’s Business, General, on page 14.

20.	The disclosure of the company’s relationship with M.D. Anderson has been added with the first two complete paragraphs on page 15. The agreement with M.D. Anderson has also been added as an Exhibit.

21.	The reference to market size has been deleted.

22.	These comments have been addressed by adding a new paragraph on page 16 (third paragraph from the top).

23.	The jurisdictions have been listed in the last paragraph on page 17.

24.	The regulatory process has been described in the first paragraph on page 18 under Anvirzel, General.

25.	The statement has been deleted.

26.	The term “approved” when referring to the USFDA and the Phase I clinical trial has been deleted.

27.	This comment has been addressed by adding a new paragraph under Route of Administration on page 20.

28.	The reference to “prospectus” has been deleted.

29.	The basis for this assertion has been added to the end of the second paragraph under Dermal Creams on page 22.

30.	The footnote “*” has been expanded and footnote”**” has been added to reflect the jurisdictions for which the stage of development for each product relates.

31.	The language in the last paragraph of the section, Growth Strategy Target Markets has been modified and added to on page 27 to eliminate the inconsistency.

32.	Because the date for the offering of first generation dermal crèmes is still in flux, a starting date for their sale has been eliminated.

33.	The material variations are now discussed for all income statement line items. Research and development expenses for each period are now also detailed by product category.

34.
The item that was disclosed as a 25% discount was actually a permanent reduction in the price of the product. The language in the prospectus has been changed to reflect this. Because of this, the Company does not believe that comment is 34 is relevant under these circumstances.

35.	The response to these comments has been addressed in a new paragraph beginning on the bottom of page 38 and continuing on the first paragraph on page 39.

36.	The future contractual obligations have been disclosed in the first paragraph on page 41.

37.	Items 6B, 6C, and 6D of Form 20-F have been added .

38.	Language has been added at the end of Item 7 disclosing the Companies relationship with the Phoenix Trust.

39.	The information requires by Items 7.A.1(c), and 7.A.2 through 7.A.4 of Form 20-F have been added.

40.	The disclosure has been revised in accordance with your comment.

Should you have any questions or need any further information, please contact the undersigned directly.

Sincerely Yours,

/s/ Hank Vanderkam

Hank Vanderkam, Esq.